February 23, 2006

Mr. Carlton Tartar
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
100 F Street, North East
Mail Stop 3561
Washington, D.C. 20549-0306

RE:	eTrials Worldwide, Inc. Item 4.01 Form 8-K Filed: 2/09/06 File No.: 000-50531

Dear Mr. Tartar:

etrials Worldwide, Inc. (the “Company”) has filed an amended Form 8-K as requested by the staff for Item 4.01 in Form 8-K as captioned above. On behalf of the Company, we have addressed below each of the staff’s comments in your letter dated February 10, 2006 (the “Comment Letter”).

1.
We note the first sentence of the second paragraph of your disclosure. Please revise your disclosure to address the former accountant’s reports for each of the past two fiscal years as required by Item 304(a)(1)(ii) of Regulation S-B. We note that your current disclosure addresses the most recent audit report which covers the last two fiscal years, which is not the same as the audit reports for each of the past two fiscal years.

Response:    We have added a new paragraph to clarify that both audit reports are covered.

Mr. Carlton Tartar
February 23, 2006

2.
Please revise the second paragraph of your disclosure to address whether the audit reports were qualified or modified as to uncertainty. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

Response:    We have added a sentence referencing the going concern paragraph in the February 2, 2006 accountant’s report.

3.
Please revise your disclosure regarding disagreements with the former accountant to reference the last two fiscal years as well as the subsequent interim period as required by Item 304(a)(1)(ii) of Regulation S-B. We note that your current disclosure references only the most recently completed fiscal year and the subsequent interim period.

Response:    We have revised the disclosure to reference the last two completed fiscal years and the subsequent interim period through February 9, 2006.

4.
Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Response:    The letter of BDO Seidman LLP is included as Exhibit 16.1

In connection with responding to your comments, the Company hereby acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the Company has addressed all comments of the staff. Please contact the undersigned at   (919) 653-3400, if you have any questions or further comments.

Very truly yours,

/s/ John K. Cline

John K. Cline
President and Chief Executive Officer

cc:	Mr. James Clark, Jr.